Exhibit 99.1

Date: July 19, 2022	Insolvency
District Court
Tel Aviv – Jaffa

In the matter of:	Insolvency and Economic Recovery Law, 5778 – 2018	“Insolvency Law”
	Insolvency and Economic Recovery Regulations, 5779 – 2019	“Insolvency Regulations”

and in the matter of:	1. Ability Inc., a company registered in the Cayman Islands, no. 303448
2. Ability Industries Computers and Software Ltd., PC No, 511911182
3. Ability Security Systems Ltd., PC No. 514020205
4. Telcostar Pte. Ltd., a company registered in Singapore, no. 201537197R
8 Hachortim St., Holon
Barnea, Jaffa Lande Law Offices
58 HaRakevet St., Tel Aviv 6777016
Tel.: 03-6400600; Fax: 03-6400650
Email: litigation@barlaw.co.il

The “Petitioners”

and in the matter of:	The Administrator of Insolvency and Economic Recovery and Proceedings 3 Hashlosha St., Tel Aviv – Jaffa Tel.: 073-3923222; Fax: 02-6467551

The “Administrator”

URGENT MOTION TO GRANT AN ORDER TO INITIATE PROCEEDINGS

AND TEMPORARY OPERATION OF THE PETITIONERS

The Honorable Court is hereby requested by the Petitioners, Ability Inc., Ability Industries Computers and Software Ltd., Ability Security Systems Ltd., Telcostar Pte Ltd. (hereinafter: “Public Ability”, “Ability Industries”, “Anility Systems”, “Telcostar”, respectively; Petitioners 1 – 4 to be jointly referred to as the “Companies” or the “Ability Group”; Petitioners 2 – 4 to be jointly referred to as the “Subsidiaries”), to use its inherent power, inter alia, sections 7 and 24 of the Insolvency and Economic Recovery Law, 5778 – 2018 (hereinafter: the “Insolvency Law”), and instruct upon granting an order to initiate proceedings and the temporary operation of the Ability Group for a period of 30 days (hereinafter: the “Temporary Operating Period”) in the scope of which the trustee will be appointed in the scope of the order to initiate proceedings to file with this Honorable Court an initial opinion regarding the chances for the Ability Group’s economic recovery.

As set out in the opinion by Mr. Amir Soraya, CPA, the Companies are insolvent, both with respect to the balance and cash flow, in accordance with the two alternatives in Section 2 of the Insolvency Law, and the scope of its debts and obligations, in a conservative and extensive approach, is approx. NIS 150 million (far beyond the amount prescribed in Section 7 of the Insolvency Law).

A copy of the opinion by Mr. Amir Soraya, CPA in connection with the insolvency of the Companies is attached hereto as Appendix 1.

In the circumstances of the case, the Companies believe, that the temporary operations of the Companies, is justified and required:

When, the Companies have activities and forecasted future receipts with significant economic value (hereinafter: the “Companies Activities”), for which they could potentially receive consideration, as long as the Companies Activities will be maintained as an “ongoing concern”;

When, Public Ability is a “shelf company” with significant monetary value – an amount that will be lost if a liquidation order is granted – and for which several offers were received, when in the framework of the Companies’ offer for a debt arrangement in Insolvency Proceeding 30162-07-21, the proposal from Hevron Group (as defined below) was presented to purchase the shell company in consideration of NIS 7 million.

When, the Companies believe that it is possible to reach an arrangement in connection with the funds in an approx. amount of 12.5 million US Dollars, which are deposited in the trust account at Bank Leumi, in accordance with the trust agreement dated December 23, 2015 (Appendix 31 of this Motion; hereinafter: “Deposit Funds” and the “Trust Account”, respectively) with the relevant entities, i.e., the State of Israel, the SEC, Messrs. Anatoly Hurgin and Alexander Aurovsky (hereinafter: “Hurgin” and “Aurovsky”, respectively), who hold PUT options granting them the right to sell Public Ability shares and receive the Deposit Funds), including the possible agreements with Hurgin and Aurovsky, that will include an outline with respect to the considerable debts the Companies owe them, the Companies Activities and the Deposit Funds.

When, it is not anticipated that there will be deficits for the temporary operation, when on the filing date of this Motion there is approx. NIS 440,000 in the Companies’ account, while the anticipated cost for the Temporary Operating Period of 30 days will not exceed NIS 200,000. In other words, the Companies have measures to finance the expenses entailed in the temporary operation of the Companies and there is no reasonable concern that the temporary operations shall impair the creditors.

When, it is possible that the Honorable Court shall instruct upon the operation of the Companies for the purposes of their economic recovery for a period that shall exceed the Temporary Operating Period, in accordance with the provisions of Section 23 of the Insolvency Law, according to the opinion of the trustee to be appointed.

Accordingly, the Honorable Court is hereby requested to grant an order to initiate proceedings for the Companies that are insolvent and instruct upon the temporary operations of the Companies for a 30-day period during which the appointed trustee shall file an initial opinion with the Honorable Court regarding the chances for the economic recovery of the Companies.

The reasons for the Motion are as follows:

A.	Prologue

1.	Ability Group, which is led by Public Ability, is traded on the Tel Aviv Stock Exchange Ltd. (the “Tel Aviv Stock Exchange”) and its shares are listed for trade on the OTC Pink[1], is a group of companies that provide advanced protection and solution systems for intercepting data communications, geographic and cyber location for government offices, army, police and various intelligence agencies throughout the world.

2.	The Coronavirus aggravated the financial state of Ability Group, although, it previously suffered from financial difficulties, inter alia, due to a line of legal proceedings conducted against it in recent years, however, there was a forecast for positive growth, ultimately led to the Companies becoming insolvent.

3.	As of May 2021, the Companies worked vigorously to formulate a debt arrangement in connection with the Companies according to Chapter I of the Insolvency Law in Insolvency Proceeding: 30162-07-22: First, by filing a motion for a stay of proceedings to formulate a debt arrangement in connection with the Companies in accordance with the provisions of Amendment 4 of the Insolvency Law, which was filed on July 14, 2021 (hereinafter: the “Motion for a Stay of Proceedings under Amendment 4”); and thereafter, by filing a motion to present the proposed debt arrangement for the stakeholders’ approval, which was filed on February 24, 2022 (hereinafter: the “Proposed Arrangement” or the “Proposed Debt Arrangement”).

4.	The Companies invested in significant efforts, in cooperation with external financial and legal experts, with the belief that the circumstances of the matter the Proposed Debt Arrangement would yield consideration for their creditors and was preferred over the alternatives in the scope of an order to initiate proceedings. In the confines of these efforts, an Independent Committee of Public Ability’s Board of Directors was set up which acted in several parallel channels, together with its legal advisors in Israel and the United States, and KCR led by Mr. Avi Kaminski to formulate a debt arrangement.

5.	Unfortunately, the Companies’ attempts to formulate a debt arrangement and the numerous negotiations with the creditors, authorities in Israel and the United States, and other relevant entities – were not successful, inter alia, because of the objection by the U.S. Securities and Exchange Commission (hereinafter: the “SEC”).

6.	Unfortunately, while hoping and believing that a trustee it would appoint would successfully reach agreements, based on the assumption that it is possible to rehabilitate the Companies, including by way of arrangements with the relevant entities (including with respect to the Deposit Funds), and receipt of value for the Companies Activities and the “shell company” of Public Ability.

7.	Under the circumstances and as set out in this Motion, the Companies believe that the funds in their account are sufficient for temporary operations of 30 days, which is requested in the framework of this Motion, together with granting an order to initiate proceedings, is not anticipated to be at a deficit – even if it would last two times than the period requested in this Motion – and therefore is justified and required.

[1]	Over the Counter (OTC) – a platform to trade securities that are less tradable on the primary stock exchange, such as the NASDAQ.

8.	This short operation period will allow the trustee appointed by the Court, in the framework of the order to initiate proceedings, to act and exercise the dormant value of Public Ability’s activities, which it could receive as an “ongoing concern”, the sale of the “shell company”, and working on reaching arrangements with the relevant entities, including the SEC, the State of Israel and Hurgin and Aurovsky in connection with the Deposit Funds in the approx. amount of 12.5 million US dollars.

9.	The Companies management assesses that the foregoing sources – the “shell company”, Deposit Funds in the approx. amount of 12.5 million US dollars (subject to rights and orders in connection therewith), the funds in the Companies’ account, the Companies Activities and additional possible assets – as set out below – could generate significant amounts for the creditors’ account. All while the amounts of the actual approved claims and debts, for the stage following the examination of the claimed debts, could be significantly lower than those set out in the Motion and the Companies books, which adopt a conservative and extensive approach.

B.	General Background

B(1).	Ability Group and its Activities

10.	Public Ability is a foreign company that incorporated under Cayman laws on September 1, 2015. It became a public company following a reverse triangular merger with the target company (SPAC), Cambridge Capital Acquisition Company, that was traded on the US NASDAQ on the date of the merger (hereinafter: the “Merger” and “Cambridge”, respectively).

11.	On January 12, 2016, Public Ability’s shares were listed on the Tel Aviv Stock Exchange as a “dual listed company” in accordance with the provisions of Chapter E of the Securities Law, 5728 – 1968. On December 27, 2019, Public Ability’s shares were delisted from the NASDAQ, and as of the filing date of this Motion, its shares are listed for trade on the Tel Aviv Stock Exchange and the OTC Pink platform.

12.	Public Ability operates through the Subsidiaries: (1) Ability Industries Computers and Software Ltd.; (2) Ability Security Systems Ltd.; (3) Telcostar Pte Ltd.; and holds 100% of their shares.

Copies of the printout from the Registrar of Companies for Ability Industries and Ability Systems are attached hereto as Appendix 2.

A copy of Telcostar’s incorporation document is attached hereto as Appendix 3.

13.	Ability Group supplied services to intelligence agencies and various government agencies, including law enforcement authorities, intelligence agencies and armies, to approx. 50 countries throughout the world. As of the filing date of this Motion, Ability Group has three primary customers.

14.	Ability Group’s offices are located in Israel at 8 Hachortim St., Holon. To date, Ability Group employs 4 employees on a part-time basis, after considerable downsizing that transpired during 2021.

15.	In accordance with Public Ability’s financial statements, in 2021, Ability Group’s revenues amounted to approx. 590,000 US dollars, and reflected an overall lost of approx. 7,600,000 US dollars for the same year.

Copies of Public Ability’s 2020 – 2021 annual statements are attached hereto as Appendices 4 – 5.

B(2).	Public Ability Shareholders

16.	Below is the distribution of the holdings of the company’s shares: (1) Hurgin holds approx. 13.91% of the share capital (and approx. 10.44% of the voting rights); (2) Aurovsky holds approx. 17.67% of the share capital (and approx. 14.55% of the voting rights); (3) R.E. Underwriting Ltd., a company controlled by Mr. Roey Eisenman hold approx. 5.64% of the share capital (and approx. 6.19% of the voting rights); (4) and the public holds approx. 62.78% of the share capital (and approx. 68.82% of the voting rights).

17.	Hurgin and Aurovsky are the founders of Ability Industries and are key personnel of the Companies in all matters relating to the management of their business, in light of their expertise in Ability Group’s area of operations, their experience as businessmen, and their association with a broad audience of existing and potential customers in Ability Group’s area of operations. Hurgin is the Chairman of Public Utility’s Board oi Directors, the CEO of Ability Group and a director of the Subsidiaries. Aurovsky is the CTO and director of Public Ability and the Subsidiaries. In addition, Hurgin and Aurovsky are material creditors of the Companies as noted in Chapter G below.

C.	The Financial Difficulties Encountered by Ability Group

18.	As is widely known, at the end of 2019, the Coronavirus (COVID-19) began to spread, and in March 2020 it was declared as a global pandemic by the World Health Organization. The movement restrictions were imposed by many countries throughout the world, led to real difficulties for the Companies to conduct demonstrations and market their various services, hampered, and in some cases even prevented Ability Group’s ability to complete all the required installations for the various systems purchased from it.

19.	Moreover, due to the Coronavirus pandemic, many countries selected to direct budgets for purposes of handling the health impacts caused by Coronavirus pandemic (for example, purchasing vaccines, purchasing medical equipment, setting up hospitals, etc.). As a result of this decision, many countries, which as noted constitute the target audience of Ability Group, the potential customer circuit of Ability Group reduced drastically.

20.	Accordingly, when most of Ability Group’s activities is concentrated and executed outside of Israel; when Ability Group is dependent upon a number of individual customers for large-scale projects; when, Ability Group’s customers were negatively and severely affected by the Coronavirus pandemic – it is clear that the Coronavirus pandemic adversely affected Ability Group’s activities, which caused it significant financial burdens.

21.	It should be clarified in this context that even before the Coronavirus pandemic Ability Group suffered from financial difficulties, inter alia, due to a line of legal proceedings conducted against it in recent years; however, when there was actually a trend of improvement and there was a forecast for positive growth, the Coronavirus pandemic aggravated Ability Group’s financial state and exacerbated the Companies’ financial duress.

22.	In recent months, the Companies suffered another blow, in the form of regulatory limitations imposed on the Companies’ area of activities, due to the affair known as the “NSO affair” which added difficulties and obstacles for the Companies with respect to the execution of existing projects and potential projects.

D.	Legal Proceedings to which the Companies are a Party

D(1).	Legal Proceedings in Israel (not including Insolvency Proceeding 30162-07-21, described in Chapter E below)

Claim by Dr. Elad Barkan in the District Court of Lod (CC 29551- 11-15)

23.	This is a proceeding that focuses on patent laws, which Dr. Elad Barkan filed against Public Ability, Ability Industries, Ability Systems, Hurgin, Aurovsky and Ability Limited (a company incorporated in Hong Kong in 2004, which according to Hurgin and Aurovsky’s claims – over the years was used for the Companies’ international trade activities. According to Hurgin and Aurovsky’s claims, this company has not been active over a decade, and is currently fully owned by Hurgin) – in the amount of NIS 5,000,000.

24.	There was a preliminary trial for this hearing on July 11, 2022, after evidence was filed by the parties.

Claim by Gilat, Bareket & Co. Law Offices in the Magistrate Court of Tel Aviv (CC 41827-09-21)

25.	A proceeding in the amount of NIS 629,378 relating to the alleged fees due to Gilat, Bareket & Co., who was represented in Dr. Barkan’s lawsuit, as noted above.

26.	On January 16, 2022, the defendants filed a statement of defense and a preliminary trial date is set for December 28, 2022.

Claim by Benjamin Gordon against the insurance company in the District Court of Tel Aviv (CC 24584-09-19)

27.	A proceeding regarding a claim by a former director, Mr. Benjamin Gordon, against Ability Group’s insurance company (directors and officers insurance), in the scope of which, Mr. Gordon is requesting that the court instruct the insurance company to indemnify him for this expenses for the management of legal proceedings in Israel and the United States, which he believes is due from Public Ability’s directors and officers insurance policy. The claim was set at an approx. amount of NIS 13,000,000.

28.	It should be noted that in accordance with the Discharge Agreement (the “exemption” agreement) that Public Ability signed with the insurance company, Public Ability must indemnify the insurance company with respect to any amount imposed on it by the court in the framework of this proceeding. The court directed the proceeding to mediation; however, the mediation was not successful.

29.	According to the Companies, this claim is pending and Ability Group is not a party thereof.

A copy of the Discharge Agreement is attached hereto as Appendix 6.

The Criminal Investigation by the State of Israel

30.	A criminal investigation is being conducted against Ability Industries, Ability Systems, Hurgin and Aurovsky. . Information about the money seized in the scope of the investigation was permitted for publication in Public Ability’s reports. However remaining details of the investigation are subject to a gag order, and therefore the argument on this subject was made with due caution.

A copy of the Israeli Police’s response dated July 20, 2021, in Insolvency Proceeding 30162-07-21, in which certain details were given about the investigation, is attached hereto as Appendix 7.

31.	On September 15, 2019, the Israeli Police seized Ability Group’s bank accounts, including the Deposit Funds, as defined above. During 2020, Ability Group reached arrangements in connection with the reimbursement of some of the funds seized by the Israeli Police, in the scope of which Ability Industries and Ability Systems received a “loan” from the seized funds in the amount of NIS 5,350,000, of which NIS 250,000 was returned to the Israeli Police. Thus, the current amount that must be returned to the Israeli Police for the “loan” is NIS 5,100,000.

32.	Against the foregoing “loan” the Israeli Police gave to Ability Industries and Ability Systems from the seized funds, a pledge was recorded on behalf of the Israeli Police (in the framework of the consent for a pledge not registered with the Registrar of Pledges or the Registrar of Companies, in accordance with the provisions of Section 178 of the Companies Ordinance [New Version], 5743 – 1985) for any receipt received from the project with Elbit (as detailed in Chapter F (2) below), in the amount of 1,950,000 US dollars.

33.	It should be noted that Public Ability is not a party to the criminal proceeding, is not a suspect of anything, and to the best of its knowledge, is not an interrogee in the framework of the suspected interrogees in the criminal investigation.

34.	In our case, the most significant asset seized by the State of Israel (the police) in the criminal proceeding is the Deposit Funds deposited in the trust account in the names of Public Ability, Hurgin and Aurovsky, in the approx. amount of 12,500,000 US dollars, as noted above.

35.	As noted, the Deposit Fund are subject to the PUT options held by Hurgin and Aurovsky, in effect until March 1, 2026, which grants them the right to sell to Public Ability 117,327 shares, held by them, in consideration of the Deposit Funds and are registered in Public Ability’s books and reports as an asset and undertaking to Hurgin and Aurovsky.

36.	In addition to these two matters, as noted above and below in Chapter D(2), in connection with the foregoing Deposit Funds, an order prohibiting any disposition was issued, pursuant to the SEC’s request on July 29, 2021 (hereinafter: “Prohibited Disposition Order”), and on January 12, 2022, the SEC filed a motion that the US Courts instruct the Deposit Funds be transferred to the United States.

37.	The additional asset seized by the State of Israel is the bank account in the framework of which the amounts noted in section 31 above were seized, which currently is in the amount of NIS 250,000.

D(2).	Legal Proceedings in the United States

SEC’s claim against Public Ability, Ability Industries, Hurgin and Aurovsky (Case No. 19-civ-05705):

38.	After the SEC conducted an investigation proceeding regarding the Merger transaction with Cambridge and in connection with Public Ability’s financial information and business, a civil claim was filed by the SEC in the southern district court in the State of New York, USA, against Public Ability, Ability Industries, Hurgin and Aurovsky for (alleged) breaches of the US securities laws.

39.	Public Ability and Ability Industries reached an arrangement with the SEC which was approved by the US Court on December 10, 2019, whereby they would agree to a judgment regarding liability without admitting or denying the allegations against them in the Bifurcated Settlement, which prescribed that the monetary compensation amount due from the Companies would be determined in the future, and simultaneously the litigation regarding Hurgin and Aurovsky would continue.

40.	It should be emphasized that the Bifurcated Settlement was signed to Ability Groip’s difficult financial state at the time (which was exacerbated by the Coronavirus pandemic), and which as a result Ability Group could not continue to bear its attorneys’ fees in the United States.

41.	Public Ability and Ability Industries’ original premise was that the compensation amount would be determined after there would be a finding regarding Hurgin and Aurovsky’s liability (if at all), since the Companies’ liability should have been derived from their actions, as organs of the Companies. Nevertheless, the SEC’s request to determine the compensation amount due from the Companies was filed before there was any ruling regarding Hurgin and Aurovsky’s liability.

42.	Hurgin and Aurovsky undertook – an undertaking was granted the force of a decision – that they would not exercise the PUT options until March 1, 2021 – a date that has long lapsed. In addition, Public Ability is omitted, in accordance with the agreements that were granted the force of a decision – that it or anyone on its behalf, would not authorize or enable the exercise of the options on behalf of Hurgin and Aurovsky, and they would not instruct Bank Leumi, where the trust account is being conducted, to release the Deposit Funds for the exercise of the options by Hurgin and Aurovsky, before SEC’s claim shall culminate.

Copies of the undertakings from Public Utility and Ability Industries are attached hereto as Appendices 8 – 9. A copy of the decision regarding approval of the foregoing agreements is attached hereto as Appendix 10.

43.	On July 29, 2021, (after a hearing also tool place before the Honorable Court in Israel (Insolvency Proceeding, 30162-07-21, in which the SEC was represented by its Israeli counsel), the SEC turned to the US Court requesting temporary relief. Pursuant to its request, on July 29, 2021 a Prohibited Disposition Order was granted, which froze the Deposit Funds deposited in the trust account, and instructed, inter alia, that Public Ability, Ability Industries, Hurgin and Aurovsy, as well as other related parties, i.e., employees, representatives and attorneys, abstain from making any disposition of the Deposit Funds.

A copy of the Prohibited Disposition Order dated July 29, 2021 is attached hereto as Appendix 11

44.	On January 12, 2022 the SEC filed a motion with the US Courts against Public Ability and Ability Industries, that a total approx. amount of 24.3 million US dollars, composed of 19 million US dollars, which according to the SEC’s claims were unlawfully generated, plus interest of approx. 5.3 million US dollars, be transferred to the United States. In addition, the SEC requested that the US Courts declare that the Deposit Funds held in a constructive trust on behalf of the public shareholders.

A copy of SEC’s motion dated January 12, 2022 is attached hereto as Appendix 12.

45.	The SEC’s reasoning for this claim in the Motion was that Public Ability does not have monetary sources for the payment of the anticipated compensation amount and fine which will be imposed in the proceeding by the SEC, and therefore the US Courts was requested, in the scope of the foregoing motion, to instruct upon the transfer of the Deposit Funds to the United States. In this context, we will recall that the Deposit Funds were seized by the State of Israel pursuant to an order to seize assets issued under the criminal investigation.

46.	In their response filed with the US Courts on April 1, 2022, the Companies claimed that the SEC motion ought to be dismissed for several reasons: first, the requested amount is artificially inflated; second, the SEC did not properly prove the causal relationship between its claims for the alleged breaches of US securities laws and the amount it is seeking to restore, and therefore cannot be returned; and third, the SEC did not properly prove that the Companies “enriched” by the amount they are now seeking to restore, as a result from the alleged breaches of US securities laws, and the demand is not supported by any evidence. In addition, the Companies objected to the SEC’s motion to transfer the Deposit Funds to the United States since it was seized by the State of Israel, and since this is in invalid and unjust attempt to gain an invalid advantage of the Companies’ other creditors.

47.	Even though the motion was only filed against the Companies, Hurgin and Aurovsky filed objections to the motion and claimed that the SEC has not legal right to demand that a constructive trust be imposed on the Deposit Funds, since the funds belong to them and not the Companies, and there has been no ruling regarding their personal liability as organs of the Companies.

48.	SEC’s motion to transfer the funds to the United States is still pending before the US Courts, along with prior motions that have not yet been ruled upon (a motion to dismiss the claim by Hurgin and Aurovsky, a motion by the SEC for a “summary” judgment and a motion by Hurgin and Aurovsky to disqualify expert testimony on behalf of the SEC). If the US Courts do rule upon the pending motions in favor of any disposition for the entire claim, it is reasonable that trial dates will be set.

49.	Therefore, it is clear that motion filed by the SEC, when the liability regarding the organs with respect to whom it is being sought to charge the Companies (Hurgin and Aurovsky) has not yet been determined, was deigned for clear tactical needs in the scope of the Israeli proceedings, and was designed to counteract the motion filed by the Israel Police on October 24, 2021, as part of the criminal proceedings – to require Hurgin and Aurovsky to exercise the PUT options and transfer the Deposit Funds to the Administrator General’s accounts, as noted in the update notice dated October 27, 2021 from the State of Israel submitted in Insolvency Proceeding 30162-07-2. The Israel Police, Hurgin and Aurovsky reached agreements, whereby the latter undertook that they would not waive the option for 180 days and the agreements were granted the force of a decision in the criminal proceedings. Since then, the seizure order has been extended with Hurgin and Aurovsky’s consent, and is still in effect today.

A copy of the notice from the State of Israel dated October 27, 2021 is attached hereto as Appendix 13.

50.	These actions adopted by the SEC, while still represented and participating in Insolvency Proceeding 30162-07-21, and having knowledge in connection with the proceedings in Israel and the criminal proceedings, and all while being an active party in the proceedings, when its legal counsel participated in the hearing dated July 21, 2021 and pleadings were filed in respect thereto.

51.	Therefore, it is apparent that the SEC’s motion contradicts the seizure orders issued at the request of the Israeli Police before the Magistrate Court in Rishon Lezion, as part of the criminal proceedings, and was designed to actually circumvent the jurisdiction of Israeli courts, as well as deprive the various Companies creditors from their rights. This is being done through its demand to transfer the Deposit Funds to the United States, so that it would be used as collateral only for itself and would prevent the other creditors from using the money. Obviously, these actions by the SEC, as a general or even deferred creditor, in accordance with the provisions of Sections 231(7), 237(2) and 298 of the Insolvency Law, which were actually designed to create is a status as a secured creditor, and there is no dispute that no pledge was recorded on behalf of the SEC according to Section 178 of the Companies Law.

52.	This is even far more accurate when the SEC is represented by Israel by counsel on its behalf, who participated and argued in the Hearing for Insolvency Proceeding 30162-07-21 on July 21, 2021 and filed a response for the motion of a stay of proceedings. Clearly, the SEC is familiar with the Israeli Courts’ jurisdiction to handle the insolvency proceedings of Ability Group, inter alia, by its mere appearance at the hearing without raising any claims against its jurisdiction, and it recognizes the fact that it is an alleged creditor of Ability Group, that needs to act like all the other creditors in the scope of the insolvency proceedings in Israel. Nevertheless, SEC’s various claims and actions indicate, among other things, that the:

53.1.	SEC’s position is ignoring the asset seizure order issued by the Magistrate Court in Rishon Lezion and which put a stay on the Deposit Funds on behalf of the Israeli Police.

53.2.	SEC’s position is ignoring repayment orders under Israeli law, whereby the equity investment made by the shareholders is regarded as a general or even deferred debt under the provisions of Section 237 of the Insolvency Law (see para. 19(b) of Judge O. Grosskopf’s decision in CA 9025/17 A.T.S. Investments Inc. v. Segal Group (Dresden) GmbH and Co.Kg (published by Nevo on February 19, 2020); Originating Motion 37521-06-18 Zilber v. Evron, para. 40 (published by Nevo, January 19, 2021)).

53.3.	SEC’s position is ignoring that its claim (and the investing public it represents) is not preferred over the creditors of Ability Group, and accordingly it is clear that the SEC is acting in bad faith to create priority, in such a forceful manner, contrary to the law. This conduct is sufficient to make the alleged debt in the SEC’s claim to a deferred debt (see: Bankruptcy 34802-03-16 Shamas v. the Receiver (published by Neov, February 25, 2018)).

53.4.	SEC’s position is ignoring that according to the Israeli law, it does not have the status of any proprietary collateral in connection with the Deposit Funds., even if frozen on its behalf as part of the interim measures of relief it was granted from the US Courts in the civil proceeding it is conducting. With all due respect, this interim remedy does not create any proprietary collateral for the SEC in connection with the Deposited Funds.

53.5.	SEC’s position is actually ignoring the principal duty of recognition of instances, and the jurisdiction of the Honorable Israeli Court to handle the insolvency proceedings of Ability Group.

Claim by Mr. Pottash, et. al being conducted in the court in Florida, United States (Case No. 50-2016-CA-013823):

53.	On December 13, 2016, a claim was filed with the courts in the State of Florida against Public Ability and its former director, Mr. Benjamin Gordon, in the amount of 1,100,000 US dollars, claiming a breach of securities laws of the State of Florida, defrauding investors and presenting negligent misrepresentations.

54.	Following a period when Ability was presented in the proceeding, its attorney was compelled to resign, due to non-payment of attorneys’ fees, which Public Ability could no longer continue to pay. Subsequently, the same proceeding was accepted in a proceeding on October 19, 2021 in a default judgment by Public Ability in the amount of 1,249,104 US dollars. Thereafter, a motion to vacate the default judgment was filed, and a hearing date has not yet been set.

A copy of the default judgment dated November 10, 2021 is attached hereto as Appendix 14.

Claim by Mr. Hammel, et. al being conducted in the court in Florida, United States (Case No. 50-2018-CA-000762-MB_AG):

55.	On January 19, 2018, an additional claim was filed with the courts of the State of Florida, in the amount of 1,600,000 US dollars, by Mr. Robert Hammel, an investor of Public Ability. The clam was filed against Public Ability and its former director, Mr. Benjamin Gordon, claiming a breach of securities laws of the State of Florida, defrauding investors and presenting negligent misrepresentations.

56.	In light of the resignation of Public Ability’s counsel from representation in this proceeding, due to non-payment of attorneys’ fees, on December 9, 2021, a default judgment was rendered against Public Ability in the amount of 1,878,272 US dollars. Subsequently, a motion to vacate the default judgment was filed and a hearing date was set for April 18, 2022. After the hearing and oral arguments, the motion to vacate was dismissed.

A copy of the default judgment dated December 9, 2021 is attached hereto as Appendix 15.

E.	The Companies’ Efforts to Formulate a Debt Arrangement in Insolvency Proceeding 30162-07-21

57.	On July 14, 2021, the Companies filed a motion for a stay of proceedings to formulate a debt arrangement in connection with the Companies (ex parte) in accordance with the provisions of Amendment No. 4 of the Insolvency Law, in the framework of Insolvency Proceeding 30162-07-21 (above and hereinafter “Insolvency Proceeding 30162-07-21”). Subsequently and after the parties filed their responses, there was a hearing before the Honorable Court on July 21, 2021 (above and hereinafter: the “Hearing”).

A copy of the motion for a stay of proceedings according to Amendment 4 dated July 14, 2021 (without the appendices), is attached hereto as Appendix 16.

A copy of the protocol of the Hearing dated July 21, 2021 is attached hereto as Appendix 17.

58.	During the Hearing, additional claims were raised before the Court, and at the end of the Hearing, the Honorable Court gave its decision, in the framework of which it was determined, inter alia, that the motion for a stay of proceedings cannot be ruled upon yet and the Company must negotiate with Hurgin and Aurovsky according to the spirit heard during the Hearing, and file an update notice in the matter with the Honorable Court.

59.	On August 4, 2021, SEC’s response to the motion for the stay of proceedings in Insolvency Proceeding 30162-07-21 was filed (hereinafter: the “SEC’s Response”). In its response, the SEC specified, inter alia, that according to its claim there is a “constructive trust” on the funds received in the public company’s account due to investor fraud. Therefore, according to the SEC’s claim and opinion, the capital infused by the investors (the current shareholders) is not part of the creditors’ account (see section 39 of the SEC’s Response). Accordingly, it was also claimed that the Deposit Funds are required to exclusively serve the shareholders in the United States only (see, for example section 41 of the SEC’s Response).

A copy of the SEC’s Response dated August 4, 2021 (without the appendices), is attached hereto as Appendix 18.

60.	Subsequently and as described in Chapter D(2) above, on July 21, 2021, the SEC applied, ex parte, to the US Courts requesting that a prohibited disposition order be issued on the funds held in the trust account (a copy of the motion was attached as Appendix 12 of the SEC’s Response to Insolvency Proceeding 30162-07-21 dated August 4, 2021). The Prohibited Disposition Order was issued at its request, as detailed above.

61.	Subsequently, on January 12, 2022, the SEC filed with the US Courts a motion to require Public Ability and Ability Industries pay an approx. amount of 24.3 million US dollars, as noted above in Chapter D(2).

62.	After the Hearing was held, update notices were filed by the Companies in Insolvency Proceeding 30162-07-21, an independent committee of Public Ability’s Board of Directors was set up (above and hereinafter: the “Independent Committee”) which worked diligently (while convening multiple meetings) in several parallel channels, together with its legal advisors in Israel and the United States, to formulate a debt arrangement. The Independent Committee has three directors who had no affiliation with Hurgin and Aurovsky, including two external directors. The purpose of the Independent Committee was to formulate a debt arrangement for Ability Group.

63.	The Independent Committee met with offerors in connection with purchasing Public Ability’s “shell company” (hereinafter: the “Offerors”) and receive several proposals from them, and also met with Hurgin and Aurovsky to receive their proposal. In addition, the Independent Committee also met with financial experts to facilitate the arrangement process and receive a financial opinion.

64.	Following the initial round of intense meetings, the Independent Committee recommended that Ability Group’s Board of Directors engage on behalf of the Companies with KCR, led by Mr. Avi Kaminski, an expert in recovery and rehabilitation processes for corporations. It was later decided that the financial – accounting opinion with respect to the insolvency of the Companies be provided separately by Mr. Amir Soraya, CPA, from the accounting firm Knobel Beltzer Soraya & Co., a firm with experience in insolvency proceedings and preparation of opinions for debt arrangement purposes.

65.	Later, following another round of meetings, together with the participation of the KCR team, the Offerors and Hurgin and Aurovsky, who reiterated and expressed alacrity to provide an owners consideration (against providing an exemption), while improving the offers they received. After another round of meetings, KCR recommended to Ability Group’s Board of Directors, following analysis and scoring of the proposals received from the Offerors according to parameters of quantity and quality, to select Hevron’s proposal to negotiate a binding agreement for the purchase of Public Ability’s “shell company”.

A copy of KCR’s analysis and recommendations in connection with the proposals from the Offerors is attached hereto as Appendix 19.

66.	Simultaneous with the organized process set up by the Independent Committee, as noted above, the Companies management was working on stabilizing the Companies Activities, reducing expenses and costs, and arranging representation for all legal proceedings initiated against the Companies, including:

67.1.	The Companies were working to stop accruing new debts (among other things due to moving to a reduced format of activities);

67.2.	The Companies were working on reducing the status of the debts, in order to formulate a debt arrangement;

67.3.	The Companies paid suppliers and service providers for activities only in the scope of ordinary business and/or if proper consideration was provided under the circumstances at a close date (the exceptions prescribed in Section 219 (b) of the Insolvency Law);

67.4.	The number of the Companies’ employees were reduced to the possible minimum, so that there were only 4 part-time employees1 (including Hurgin and Aurovsky who did not receive wages for an extended period);

67.5.	The Companies moved to a significantly smaller and cheaper space at Hachortim St., Holon (instead of its previous offices in Tel Aviv);

67.6.	Negotiations were conducted with the Companies’ suppliers and service providers to reduce tariffs and lower costs;

67.7.	The Companies were working on reducing charges and sanctions imposed on them due to their dire financial straits;

67.8.	The Companies arranged their representation for legal proceedings in Israel and overseas for their defense and abstain from ex parte judgments and collection proceedings, and for ex parte judgments already rendered (in light of the resignation of the Companies’ counsel) – they worked on trying to vacate them and formulate arrangements.

67.	On February 24, 2022, in Insolvency Proceeding 30162-07-21, the Companies filed a motion to present the debt arrangement for approval by the stakeholders in accordance with the provisions of Section 321 of the Insolvency Law and a motion to set an upcoming trial date, whereby the Honorable Court was requested to use its powers under Section 322 of the Insolvency Law and instruct upon presentation of the debt arrangement for approval by the stakeholders.

A copy of the motion to present the debt arrangement for approval by the stakeholders dated February 24, 2022 (with Appendices 1, 16, and 17), is attached hereto as Appendix 20.

68.	The Companies noted in the proposed arrangement that reaching a debt arrangement is dependent upon a prerequisite, which is that the SEC would notify that it recognizes the jurisdiction of the Honorable Court to issue a binging judgment for the debt arrangement in all matters concerning the Companies; or alternately – notify that it would not attack the Israeli Court’s decision in the United States, whereby its decision would also bind the SEC, should it be so decided after it raises its claims in the matter. Essentially, reaching a debt arrangement was dependent upon the SEC’s recognition that any judgment or decision given in this proceeding would also bind the SEC (without it claiming that it can be revoked for the SEC as part of proceedings in the United States and without insisting on excluding the deposit amount from the arrangement account).

69.	After the Honorable Court (the Honorable Judge Iris Lushi – Abadi) did not find it necessary to instruct upon convening an urgent trial for the motion, in its decision dated February 27, 2022, in light of the foregoing prerequisite for the SEC’s approval and recognition of the Proposed Debt Arrangement, the debt arrangement was sent for a response from the SEC.

A copy of the Honorable Court’s decision dated February 27, 2022 is attached hereto as Appendix 21.

70.	On March 31, 2022, the SEC filed its response, in which it claimed, inter alia, that it does not agree with the foregoing requisite and that it does not recognize the jurisdiction of the Honorable Court with respect to the claim filed in the United States, even though it was a party to Insolvency Proceeding 30162-07-21, appeared at the Hearing and filed responses with respect thereto.

A copy of the SEC’s response dated March 31, 2022 (without appendices), is attached hereto as Appendix 22.

71.	On April 2, 2022, the Honorable Court granted its decision in the scope of which it was determined, inter alia, that “at face value it appears that in light of the foregoing of the United States Securities Exchange Commission there is no feasibility for the company’s debt arrangement” and the Companies have the right to reply to SEC’s response.

A copy of the Honorable Court’s decision dated April 2, 2022 is attached hereto as Appendix 23.

72.	The Companies appealed to the Honorable Court with motions for continuances to formulate their reply to the SEC’s response, inter alia, in light of the fact that they are continuing to try to formulate understandings with various entities regarding the Proposed Debt Arrangement.

73.	On June 12, 2022, the Companies filed a motion to set an urgent hearing with the presence of all relevant entities for the arrangement and explained that since the proposal for the arrangement was filed, the Companies and their legal and financial advisors were investing considerable efforts in preparing financial scenarios, legal opinions and countless meetings and discussions with the participation of Public Ability’s management and directors – all to reach agreement in connection with the Proposed Debt Arrangement with the creditors, authorities, and relevant entities. The Companies truly believed that progress was achieved for the formulation of a debt arrangement.

74.	However, despite all the foregoing activities, there were still several issues that needed to be formulated for the debt arrangement, which the Companies could not successfully obtain and requested assistance from the Honorable Court to promote the agreements in order to formulate the debt arrangement and prevent the destruction of value for the creditors that would arise with an order to initiate proceedings and before “throwing in the towel” in connection with the efforts to reach a debt arrangement (according to Chapter I of the Insolvency Law).

A copy of the Companies’ motion to set an urgent hearing dated June 12, 2022 is attached hereto as Appendix 24.

75.	On June 12, 2022, a judgment was entered whereby it was determined by the Honorable Court that the circumstances of the matter do not justify setting an urgent hearing date and set a hearing for October 24, 2022.

A copy of the Honorable Court’s decision dated June 13, 2022 is attached hereto as Appendix 25.

76.	In this current state and after the Companies management learned that additional efforts to formulate a debt arrangement were not successful, Public Ability’s Board of Directors decided to instruct its legal advisors to file this Motion.

F.	The Necessity and Justification for the Temporary Operation of the Companies

F(1).	The Companies have measures to finance the expenses entailed in temporary operations

77.	As of July 19, 2022, the amount in the Companies bank account is NIS 438,628.

A company of bank account printout dated July 19, 2022 is attached hereto as Appendix 26.

78.	The temporary operating costs for a period of 30 days is estimated at an amount up to NIS 200,000 per month, which is composed of payment in the approx. amount of NIS 80,000 to the necessary supplier for the purposes of maintaining the activities as an “ongoing concern”, i.e., MG Comm Ltd. a Bulgarian company on which the operation depends, payment of salaries to employees in the approx. amount of NIS 50,000 and payment of ongoing expenses, inter alia, in connection with Public Ability being a reporting corporation, in the amount of NIS 70,000 (estimation).

A copy of the sources and use report in connection with the Temporary Operating Period is attached hereto as Appendix 27.

A copy of the agreement dated December 20, 2021, between Telcostar and MG Comm Ltd. is attached hereto as Appendix 28.

79.	Accordingly, we see that the Companies account has the means to finance the expenses entailed in operating the Companies during the requested Temporary Operating Period of 30 days, and there is no reasonable concern that the operation of the Companies will impair the creditors.

F(2).	The Necessity to maintain the Companies Activities

80.	As noted above, it is not anticipated that there will be a deficit from operating the Companies during the Temporary Operating Period, given the fact that the funds to finance the temporary operation exist. Nevertheless, the Companies do not have the ability, at this stage, to present a certain picture in connection with the chances of recovery since there is uncertainty with respect to the Companies Activities:

80.1.	When, according to the Companies, there is a high change that the individual potential offerors in connection with the Companies Activities are Hurgin and Aurovsky.

80.2.	When, the Companies have a number of existing projects, as part of which it is possible to receive receipts:

I.	Two projects in Vietnam – The Companies have already received 5.7 million out of 9 million US dollars according to contractual milestones, with a payment of 1.05 million US dollars (completion of 75% of the total contractual consideration) delayed due to regulatory difficulties, and a final payment of US $ 2.25 million subject to the required export approvals and completion of acceptance testing in the customer country after installation of the system. Receipt of such receipts is subject to a brokerage fee of 8% and payment to a supplier in Bulgaria in the amount of approximately 30,000 Euros per month (it may be necessary to reach agreements with the same supplier in view of past debts).

II.	Two projects in Thailand – The full receipts in connection with these projects have been received, and the Companies have a commitment to continue to provide services and maintenance for these projects until the end of 2023.

III.	Elbit project – On December 7, 2021, the Ability Group sent a letter of demand to Elbit in the amount of US $ 1.95 million and on December 7, 2022, a reply letter was received from Elbit. Subsequently, negotiations were conducted with Elbit in which the parties reached agreements in principle according to which Elbit will pay the Ability Group a total of US $ 1.75 million, subject to the required approvals.

A copy of the letter of demand to Elbit and a letter of reply from Elbit are attached hereto as Appendix 29.

A copy of the agreements in principle with Elbit is attached hereto as Appendix 30.

80.3.	When, according to the Companies, it is not certain that a potential offeror in connection with the Companies Activities will request to purchase all of the activities as a single unit, and perhaps only a portion of the projects;

80.4.	And when, in accordance with the proposal received by Hurgin and Aurovsky in the framework of the Proposed Arrangement (Appendix 17 of the Proposed Arrangement), Hurgin and Aurovsky would be interested in the Companies Activities only in the framework of an overall arrangement, which also included an exemption from claims against them.

81.	Under these circumstances, the opinion by the trustee to be appointed in the framework of the order to initiate proceedings regarding the chances of the Companies economic recovery could assist the Honorable Court in deciding whether to operate or liquidate the corporation, and during the Temporary Operating Period the trustee could work on formulating a debt arrangement and sell Public Ability’s “shell company”, examine the existing possibilities regarding the Companies Activities, and work on an arrangement that would include the Deposit Funds in the approx. amount of 12.5 million US dollars.

82.	Furthermore, in light of the receipts set out in the sources and use report (Appendix 27 of this Motion), it is possible that the Honorable Court will instruct upon the Companies Activities for a period that exceeds the Temporary Operating Period, in accordance with the provisions of Section 23 of the Insolvency Law, according to the trustee’s recommendation on the basis of an evaluation and/or offers received with respect to the purchase of all the Companies Activities, or any part thereof.

83.	In addition, there is justification to instruct upon the temporary operations since no deficit is anticipated since the Companies have means to finance the expenses entailed in the operation of the Companies and there is no reasonable concern that operating the corporation will impair the creditors, considering the possible and anticipated receipts during the Temporary Operating Period.

F(3).	The Sources which may be used for the Economic Recovery of the Companies

84.	Cash and cash equivalents: an approx. total of NIS 240,000 which would remain in the Companies’ account until the end of the Temporary Operating Period.

85.	Fixed Assets – an approx. amount of NIS 250,000. In this context it should be noted that a material portion of this amount is composed of an estimated value of the Ability Group component, which have official attachments as part of the seizure order by the Israeli Police, and therefore at this stage may not be materialized. It is further noted that Ability Group’s additional belongings (i.e., furniture, equipment, computers and more) do not have any significant financial value according to the Companies assessment. Subject to agreements with the State of Israel, this is a financial source that can be used as part of an economic recovery plan for the Companies and/or exercise their assets.

86.	The Subsidiaries Activities: As noted, the Companies do not have any evaluations with respect to the Subsidiaries, however, the Companies believe that different projects of the Companies Activities have economic value, as set out in the assessment of the receipts in Chapter F (2) above. The receipts from the project with Elbit, as specified in Chapter F (2) above, are pledged (a non-registered pledged according to the provisions of Section 178 of the Companies Law) on behalf of the Israeli Police. However, in accordance with the statements by the State’s attorney in the Hearing dated July 21, 2021 (p. 4, lines 8 – 15 of the protocol), the Companies believe that it is possible to reach agreements with the State of Israel and use the receipts to repay the debts to the creditors.

87.	Deposit Funds: An amount of 12,500,000 US dollars deposited in the trust account whose beneficiaries are Public Ability, Hurgin and Aurovsky in accordance with the trust agreement and its additions dated December 23, 2015. Today, these funds are not available for exercise, because of: (1) the seizure order by the State of Israel (also in this context, the Companies believe that arrangements can be reached in accordance with the State’s attorney at the Hearing); (2) the Prohibited Disposition Order issued pursuant to the SEC’s request; (2) Hurign and Aurovsky’s PUT options with respect to the Deposit Funds.

A copy of the trust agreement and its additions dated December 23, 2015, is attached hereto as Appendix 31.

88.	“Shell Company”: In accordance with the proposal made in February 2022 by Mr. Yaniv Hevron to the Companies in the framework of the Proposed Arrangement (above and hereinafter: “Hevron”, Appendix 16 of the Proposed Arrangement) in consideration of the allocation of 74.99% of the “shell company” shares, Hevron offered to pay NIS 2,000,000 for the purchase of the “shell company”.

In addition, Hevron offered to pay an additional consideration for the “shell company” shares or after it would introduce new activities for a merged value that would not be less than NIS 100 million (an action that would dilute all shareholders at that date, including the creditors), or PUT options in the amount of NIS 7,000,000 that would allow the creditors to exercise their shares upon the lapse of 12 months from the completion date for the period of one month thereafter (a total of 13 months). Prior to the filing of this Motion, examinations were made with Hevron, who notified that his proposal is still relevant according to the proposed terms.

89.	The “loan” funds returned to the Israeli Police (as set forth in sections 31 – 32 above): NIS 250,000.

G.	Ability Group’s Alleged Debts

90.	Debts to employees (at employer cost values, not including Hurgin and Aurovsky): a debt in the approx. amount of NIS 1.7 million.

91.	Debts to Hurgin and Aurovsky: Debts that exceed NIS 9 million according to the Companies books (in accordance with the proposal received form Hurgin and Aurovsky as part of the Proposed Arrangement [Appendix 17 of the Proposed Arrangement] relating to the alleged debts ranging between NIS 10.5 – 12.5 million), mainly composed of fees, owners loans and alleged indemnities.

92.	Debts to various supplies and service providers: debts in the approx. amount of NIS 3.2 million.

93.	Repayment of the “loan” to the Israeli Police: “debt” in the amount of NIS 5,100,000 (less NIS 250,000 that was returned).

94.	Directors’ compensation: debts in the approx. amount of NIS 180,000.

95.	Debts for legal services: debts to various law firms for various legal services, including ongoing management and representation in legal proceedings conducted in Israel and overseas, in an approx. amount of NIS 2 million.

96.	Rent, Management and City Taxes (arnona): An alleged claim with a personal guarantee by Mr. Aurovsky to the previous landlord in the approx. amount of NIS 270,000 according to the company’s books (and an approx. total of NIS 1.4 million according to the landlord);

97.	Debts for professional services: debts in the approx. amount of NIS 1.5 million.

98.	Accounting provision for VAT, alleged debts to American suppliers and attorneys that were not demanded for several years: approx. NIS 13 million.

99.	Various additional debts: debt in approx. amount of NIS 900,000.

100.	Below are details about the alleged debts owed by Ability Group, which are being sought in various legal proceedings:

100.1.	Dr. Barkan’s claim in the District Court of Lod (CC 29551-11-15): a claim in the amount of NIS 5,000,000.

100.2.	Benjamin Gordon’s claim against the insurance company in the District Court of Tel Aviv (CC 24584-0919): a claim in the amount of NIS 13,000,000.

100.3.	Gilat, Bareket &Co.’s claim in the Magistrate Court of Tel Aviv (CC 41827-09-21): a claim in the amount of NIS 629,378.

100.4.	SEC’s claim: a demand in the amount of 24.3 million US dollars (approx. NIS 84.5 million).

100.5.	Pottash’s claim: default judgment in the amount of 1,249,104 US dollars (approx. NIS 4 million).

100.6.	Hammel’s claim: default judgment in the amount of 1,878,272 US dollars (approx. NIS 6 million).

101.	Ability Group’s debts – in a conservative and extensive manner - together with the alleged debts in the scope of the legal proceedings and alleged debts that were not demanded over many years, amounts to approx. NIS 150 million.

H.	Epilogue

102.	In accordance with the provisions of the Regulations, a detailed report (including appendices) regarding the Companies’ assets and liabilities is attached hereto as Appendix 32. The list of officers of the Companies on the day of filing this application for an order to open proceedings is attached hereto as Appendix 33.

103.	The Honorable Court has subject matter jurisdiction and local jurisdiction to review this Motion in light of the fact that the Companies offices are located at 8 Hachortim St., Holon.

A copy of the lease agreement dated August 16, 2021, in relation to the property at 8 Hachortim St., Holon, is attached hereto as Appendix 34.

104.	This Motion is supported by an “insolvency” affidavit by Mr. Eviatar Cohen, the CFO of Ability Group.

Zohar Lande, Adv.	Michael Dubin, Adv.	Liron Dahan, Adv.

L.N.25453	L.N. 63252	L.N. 84700

The Petitioners’ Attorneys